Exhibit 99.1

2 March 2020

Midatech Pharma PLC

(“Midatech” or the “Company”)

Result of General Meeting

ADR Ratio Change

Total Voting Rights

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), an R&D biotechnology company focused on delivering innovative oncology and rare disease products to patients, announces that all resolutions were passed at a general meeting of shareholders of the Company held earlier today.

Consequently, with effect from tomorrow, 3 March 2020, Midatech’s existing ordinary shares of 0.005p each in the capital of the Company (“Existing Ordinary Shares”) will be consolidated on a one for 20 basis into new ordinary shares of 0.1p each in the capital of the Company (“New Ordinary Shares”). Admission to trading of the New Ordinary Shares, with CUSIP GB00BKT14T00, pursuant to Rule 6 of the AIM Rules for Companies is expected to begin at 8.00am on 3 March 2020 (“Admission”).

Immediately prior to the consolidation of the Existing Ordinary Shares, the Company shall issue seven additional ordinary shares in order that the aggregate nominal value of the ordinary share capital of the Company is exactly divisible by 20. Consequently, following Admission, the Company's issued ordinary share capital will consist of 23,494,981 ordinary shares of 0.1p each. The Company does not hold any shares in treasury. Therefore, the total number of ordinary shares with voting rights in Midatech following Admission will be 23,494,981.

The above figure of 23,494,981 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Also effective on 3 March 2020, the ratio of the Company’s American Depositary Receipts (“ADRs”) will change from one ADR representing 20 Existing Ordinary Shares to one ADR representing five New Ordinary Shares, with new CUSIP 59564R302. No fractional ADRs will be allocated. The aggregate fractions, if any, will be sold and the net proceeds will be distributed to the entitled ADR holder. The Company depositary, Deutsche Bank Trust Company Americas, will contact ADR holders and arrange for the exchange of their existing ADRs for new ADRs.

For more information, please contact:

Midatech Pharma PLC
Dr Craig Cook, CEO Stephen Stamp, CFO
Tel: +44 (0)1235 888300
www.midatechpharma.com
Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
James Stearns (Corporate Broking)
Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations) Joseph Green/ Laine Yonker Tel: (646) 653-7030/ 7035 jgreen@edisongroup.com/ lyonker@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech's headquarters and R&D facility is in Cardiff, UK, and manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com

Forward-Looking Statements

 Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

 Reference should be made to those documents that we shall file from time to time or announcements that may be made by the Company in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning the Company are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, we do not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.